January 20, 2011
Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:             Tom  Kluck, Esq
Jerard T. Gibson, Esq
Kevin Woody
Bob Telewiez

Re:          Midas Medici Group Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-4
Filed December 30, 2010
File No. 333-166480

Ladies and Gentlemen:

On behalf of our client, Midas Medici Group Holdings, Inc. (the “Company”), we are submitting this letter to set forth our proposed responses to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter, dated January 19, 2011 (the “Comment Letter”) with respect to the above-referenced registration statement.

Background of the Merger

Our Services and Solutions, page 56

1.
We note your revised graphic in response to comment 5 in our letter dated December 3, 2010; however, your narrative under this subheading does not adequately describe the services provided through third parties.  Please supplement the disclosure preceding the graphic to describe these third party arrangements.  Also revise the disclosure on page 59 to further explain the arrangements with the partner data center facilities.

Response:

The Company intends to include additional disclosure to describe the third party arrangements referenced in the graphic and to further explain the partner arrangements. The proposed changes to pages 56 and 59 are set forth on the attached Annex A.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

1

Executive Compensation, page 91

2.	Please update this section to include compensation paid in 2010. See Item 402 of Regulation S-K.

Response:

The Company intends to make the changes shown below on Annex B to pages 72 and 91.

Exhibits

3.
We note that you have requested confidential treatment for portions of exhibit 10.37 in response to comment 10 in our letter dated December 3, 2010.  We will respond to your request by separate letter.  Please note that we will not be in a position to declare the registration statement effective until we have cleared any comments on your confidential treatment request.

Response:

The Company notes your comment.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.

Thank you in advance for your prompt review and assistance. If you have any questions, please contact the undersigned.

Very truly yours,

Marcelle S. Balcombe

2

Annex A
Our Services and Solutions

          We provide innovative data center and IT infrastructure and data center services and solutions to the growing small and medium size business market focused on virtualization, energy efficiency and data center optimization. Throughout our history, we have developed a comprehensive set of data center-centric skills and capabilities.  We provide our solutions and services at (i) the customer’s data centers and (ii) in the virtual/shared data center in the “cloud”.

As part of its business, Consonus from time to time partners with other third party datacenter operators in order to provide colocation space for its clients in different geographies. The arrangements are structured such that the customer contracts with Consonus for hosting services and Consonus pays the datacenter operator for the use of the space and power that the customer would consume. Consonus maintains the customer relationships, provides support and commits to a service level agreement with the customer. Consonus typically negotiates service level agreements that exceed those provided to our partners' own customers.

A - 1

Geographic Expansion Consonus Data Center Locations

We have achieved success in markets where small and medium size business concentration is high and competition is fragmented. We provide data center services today through our partner data center facilities in 15 markets across North America (see above).   Through our partner data centers we offer co-location and managed services to our clients.  These partner data centers are owned by third parties, with whom we enter into contracts to use their data centers. The arrangements with these third party data centers operators are structured such that the customers enter into contracts directly with Consonus for hosting services and Consonus in turn pays the data center operator for the space occupied by the customer and the power consumed by the customer.  Consonus maintains the customer relationships, provides support to the customer and commits to a service level agreement with the customer. We have developed a disciplined process of identifying, targeting and assessing new expansion opportunities. Variables we analyze prior to entering any new market include: customer demographics, competitive landscape, vendor support and labor pool. Once a decision has been made to enter a new region, we implement what we believe to be a proven expansion process to minimize cost and to maximize speed to market and return on investment.

Consonus Labs (C-Labs)

Consonus Labs, LLC , a wholly owned subsidiary of Consonus Inc., was created in 2009 to foster growth through innovation centered primarily around three efforts: (1)  protecting and commercializing the intellectual property of Consonus Technologies, (2)  continuing to create innovative products and services through a dedicated product development group, and (3)   enhancing product development and product commercialization by creating partnerships with leading universities and technology providers.   In 2009, Consonus launched three highly innovative and commercially relevant products in the areas of software as a service, virtual disaster recovery and cloud infrastructure-on-demand.   Furthermore, a technology partnership was created with the University of Utah as a first step to aligning innovating.

Strategic Acquisitions

We believe that we can accelerate our growth through strategic acquisitions of businesses that expand our solution set or geographic reach. Current senior management and members of our board have considerable acquisition experience and have completed four acquisitions on our behalf. For example, STI has grown both organically and through the acquisitions of Path Tech Software Solutions, Inc., a Florida based company, on February 22, 2000, and Allied Group, Inc., a Connecticut based company, on October 17, 2001. Both companies served the IT consulting and services market in their respective geographical areas. Likewise, on May 2, 2005, CAC merged with Gazelle Technologies, Inc., a company engaged in software development for the utility sector and under common control by KLI, and on May 31, 2005, CAC acquired all of the assets of Consonus, Inc. from Questar InfoComm, Inc. From 1996 until CAC's acquisition of Consonus, Inc., Consonus, Inc. had been engaged in the business of designing, building and operating data centers, IT networks and web-enabled application delivery systems. Both the STI and CAC acquisitions were successful and important in evolving each entity into regional businesses by expanding each entity's geographic reach or breadth of service offerings. Management believes that it has demonstrated its ability to improve and integrate acquisitions.

A - 2

Annex B

EXECUTIVE COMPENSATION

The following table provides certain summary information concerning compensation paid or accrued by Consonus to or on behalf of Consonus’ executive officers for the fiscal years ended December 31, 2010, 2009 and 2008.

SUMMARY COMPENSATION TABLE

Name and Principle Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Incentive Plan Compensation ($)	Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Nana Baffour Executive	2010	187,500	-	-	-	-	-	1,125	a	188,625
Chairman (1)	2009	37,500	-	-	-	-	-	-		37,500
	2008	-	-	-	-	-	-	-		-

Robert McCarthy (4)	2010	221,788	-	98,392	-	-	-	29,967	a,b,c,d	350,147
President (2)	2009	200,000	93,870	-	-	-	-	8,941	a,b,c	302,811
	2008	116,666	75,533	-	-	-	-	5,122	b,d	197,321

Karen Bertaux (4)	2010	175,000	-	27,565	-	-	-	1,253	a,c	203,818
CFO	2009	175,000	77,940	-	-	-	-	581	a,c	253,521
	2008	175,000	106,003	82,080	-	-	-	389	a	363,472

Daniel Milburn (4)	2010	182,292	-	27,565	-	-	-	10,203	a	220,060
EVP, Managed Services	2009	175,000	42,182	-	-	-	-	8,205	a	225,387
	2008	175,000	98,340	82,080	-	-	-	8,406	a	363,826

John Roger	2010	211,538	-	29,682	-	-	-	3,942	b,c	245,162
Co - President (3)	2009	192,500	121,591	-	-	-	-	7,678	b,c	321,769
	2008	185,000	75,000	132,591	-	-	-	7,692	b	400,283

Michael Bucheit	2010	106,010	-	39,360	-	-	-	3,306	b,c	148,676
SVP, Corporate Strategy (3)	2009	175,000	87,813	-	-	-	-	6,440	b,c	269,253
	2008	160,416	-	-	-	-	-	5,821	b	166,237

(1) Mr. Baffour was appointed Executive Chairman on October 15, 2009.
(2) Mr. McCarthy was appointed as Co-President on October 1, 2009 and as President on June 28, 2010.
(3) Mr. Roger and Mr. Bucheit's employment with CTI terminated as of July 1, 2010.
(4) The total 2010 bonus earned is not calculable through the date of this document and therefore is not presented.  It is expected to be determined before March 15, 2011.

All Other Compensation Codes:
a - 401(k) employer contribution or match
b - car allowance
c - HSA employer contribution
d - relocation

Executive Compensation

Summary compensation table

The table below sets forth, for the last two fiscal years, the compensation earned by each person acting as our Principal Executive Officer, Principal Financial Officer and our other most highly compensated executive officers whose total annual compensation exceeded $100,000 (together, the “Named Executive Officers”).

Name and Principle Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Nana Baffour	2010	159,737	-	-	-	-	-	-	159,737
CEO and Co-Executive Chairman (1),(3)	2009	57,293	-	-	129,046	-	-	-	186,339
	2008	-	-	-	-	-	-	-	-

Johnson Kachidza	2010	156,661	-	-	-	-	-	-	156,661
CFO, President and Co-Executive Chairman (2),(3)	2009	57,293	-	-	129,046	-	-	-	186,339
	2008	-	-	-	-	-	-	-	-

(1)  Effective May 15, 2009, Mr. Baffour was appointed as President. Subsequently on July 16, 2009, Mr. Baffour was appointed CEO, and Co-Executive Chairman
(2)  Effective May 15, 2009, Mr. Kachidza was appointed as Secretary. Subsequently on July 16, 2009, Mr. Kachidza was appointed President and Co-Executive Chairman. In addition, on November 2, 2009, Mr. Kachidza was appointed as Chief Financial Officer.
(3)  The total 2010 bonus earned is not calculable through the date of this document and therefore is not presented.  It is expected to be determined before March 15, 2011.

Employment Agreements

Effective July 16, 2009, we entered into employment agreements with Nana Baffour and Johnson Kachidza which agreements contain the same terms and provisions. The agreements provide for an initial term of five years which shall be automatically extended for successive one year periods unless terminated. Pursuant to the employment agreements Messrs. Baffour and Kachidza will devote at least 65% of their time to the Company’s business.

The employment agreements provide for an annual base salary of $125,000 which shall be increased as follows: (i) to $200,000 on the earlier to occur of the first anniversary of the agreements or the Company publicly reports consolidated annual gross revenues of at least $10,000,000, (ii) to $250,000 on the earlier to occur of the second anniversary of the agreements or the Company publicly reports consolidated annual gross revenues of at least $35,000,000, (iii) to $350,000  on the earlier to occur of the third anniversary of the agreements or the Company publicly reports consolidated annual gross revenues of at least $100,000,000.  In addition, the executives will each be entitled to an annual bonus targeted between 150% to 250% of the base salary during the first 3 years of the term of the Agreements and thereafter, at a target to be determined in good faith by the Company’s board of directors. The executives will also be entitled to grant of bonus stock under the Company’s incentive stock option, on an annual basis. The Company also agreed to grant each of the executives, options to purchase 100,000 shares of the Company’s stock as soon as practicable. The options are exercisable at a price of $2.31 and become fully vested on the first anniversary of the grant.

In the event of the executives’ death while in our employ, the agreements shall automatically terminate and any unvested equity compensation shall vest immediately and any vested warrants may be exercised on the earlier of the warrant’s expiration or 18 months after the death. In the event of the executives death or if the agreement is terminated due to a disability or for cause (as defined in the agreements), any unpaid compensation, prorata bonus or bonus options earned and any amounts owed to the executives shall be paid by us. In addition, if the agreements are terminated due to the disability of the executive, any unvested equity compensation shall vest immediately and any vested warrants may be exercised on the earlier of the warrant’s expiration or 18 months after such termination. In the event the executive’s employment is terminated without cause, the executives shall be entitled to receive, in a lump sum payment, the base salary, the maximum bonus and options that would have been paid to the executives if the agreements had not been terminated or for 12 months, whichever is greater. In addition, any unpaid compensation, pro rata bonus or bonus options earned and any amounts owed to the executives shall be paid by us and any unvested equity compensation shall vest immediately and any vested warrants may be exercised on the earlier of the warrant’s expiration or 18 months after the termination. In the event of the executives’ resignation without good reason (as defined in the agreement), or retirement, the executives shall be entitled to receive any unpaid compensation, pro rata bonus or bonus options earned and any amounts owed to the executives

 As a method to retain senior management in the event of a change of control, the agreements also provide that upon the closing of a transaction that constitutes a “liquidity event”, as such term is defined in the agreements, each executive shall be entitled to receive a transaction bonus equal to 2.99 times his then current base salary, provided that he remains employed with the Company on the closing of such liquidity event, unless his employment is terminated without cause or he resigns for good reason. Liquidity events include any consolidation or merger, acquisition of beneficial ownership of more than 50% of the voting shares of the Company, or any sale, lease or transfer of all or substantially all of the Company’s assets.

The agreements also contain standard non-solicitation, non-competition and indemnification clauses.

On April 30, 2010, we entered into amendments to the agreements The Amendments amend the Bonus Payment  provisions of the agreements to provide for a targeted bonus payment in a range from 0% to 250% of Base Salary, assuming the executives  meet performance goals set by the Board of Directors, on a year to year basis , instead of a target bonus range of 150% to 250% and removes the requirement that the target bonus after the third year of the employment term  shall be no less that the target bonus for the third year of the employment term. The Amendments also amend the Resignation for Good Reason provisions of the agreements to clarify that good reason shall, include a change in the executives’ Base Salary, as defined in the employment agreements, to be received by the executives for any full 12 months to less than 100% of the Base Salary, as defined in the employment agreements, during the comparable period.

Outstanding Equity Awards at Fiscal Year-End Table.

The following table sets forth information with respect to grants of options to purchase our common stock to the named executive officers at December 31, 2010 .

Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Nana Baffour	0	0	0	0		0	0	0	0

Johnson Kachidza	0	0	0	0		0	0	0	0

Director Compensation

The following table sets forth with respect to the named directors, compensation information inclusive of equity awards and payments made for the fiscal year ended December 31, 2010 in the director's capacity as director.

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Nana Baffour	0	0	0	0	0	0	0
Johnson Kachidza	0	0	0	0	0	0	0
Stephen Schweich	0	0	0	0	0	0	0
Frank Henson	0	0	0	0	0	0	0
Albert Keith Gordon	0	0	0	0	0	0	0

(1) Effective May 15, 2009, Mr. Baffour was appointed to the Board. Effective May 30, 2009, Mr. Kachidza was appointed to the Board. Mr. Schweich was appointed to the Board on July 29, 2009 and resigned effective September 1, 2010 . Mr. Henson resigned as a Director of Midas Medici Group Holdings, Inc. on March 18, 2010. Mr. Gordon was appointed to the Board on March 18, 2010.

B - 4